UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5 )*

Premier Exhibitions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74051E102

(CUSIP Number)

Michael Porter

Samuel S. Weiser

Sellers Capital LLC

311 S Wacker Dr Ste 925

Chicago, IL 60606

(312) 775-1303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	13D/A	Page 2 of 10

1	Name of Reporting Persons. Sellers Capital Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 4,778,399
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,778,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,399
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 16.4%
14	Type of Reporting Person (See Instructions) IV

CUSIP No. 74051E102	13D/A	Page 3 of 10

1	Names of Reporting Persons. Praetorian Value Fund LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 119,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 119,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person (See Instructions) IV

CUSIP No. 74051E102	13D/A	Page 4 of 10

1	Name of Reporting Persons. Sellers Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,844
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,844

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,844
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person (See Instructions) IV

CUSIP No. 74051E102	13D/A	Page 7 of 10

Item 1.	Security and Issuer.

This Statement on Schedule 13D/A (“Schedule 13D/A”) relates to the Common Stock, par value $0.0001 (the “Shares”), of Premier Exhibitions, Inc., a Georgia corporation (the “Issuer”).

The address of the Issuer's principal executive offices is 3340 Peachtree Rd, Ste 2250, Atlanta, GA 30326.

Item 2.	Identity and Background.

This Schedule 13D/A is being filed by Sellers Capital Master Fund, Ltd. (“SCMF”), Praetorian Value Fund, LLC (“PVF”), and Sellers Capital LLC ("SC"), on behalf of separate accounts it manages.

The principal business office of each of the reporting entities is 311 S Wacker Dr, Ste 925, Chicago, IL 60606.

The principal business of the reporting entities SCMF and PVF is to operate as privately held investment funds for high net worth individuals and institutions. The principal business of SC is to advise privately held investment funds, including SCMF and PVF, and to provide separate account management where SC has investment discretion over client assets held in the client’s name.

During the last five years, none of the reporting entities described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCMF is an exempted company organized under the laws of the Cayman Islands. PVF is a limited liability company organized under the laws of Delaware. SC is a limited liability company organized under the laws of Illinois.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 4,914,243 Shares, as detailed in Item 5. The aggregate purchase price for such shares was approximately $24,493,423 (inclusive of brokerage commissions and fees), which amount has come from working capital.

CUSIP No. 74051E102	13D/A	Page 8 of 10

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to read in its entirety as follows:

The Reporting Persons requested that the size of the Issuer's Board of Directors be set at eleven members; that Mark Sellers and Mark Hugh Sam, control affiliates of the Reporting Persons, be appointed to the Issuer's Board of Directors and included on the slate of Directors proposed for election at the Issuer's 2008 Annual Meeting; and that the reincorporation proposal being submitted to shareholders for a vote at the Annual Meeting be revised so that, following the reincorporation, the holders of 33% of the Issuer's outstanding shares have the right to call special meetings of shareholders. The Issuer's Board of Directors has agreed to these requests, subject to further consideration of the background and qualifications of Mr. Sellers and Mr. Hugh Sam.

Item 5.	Interest in Securities of the Issuer.

SCMF is the owner of 4,778,399 Shares, representing approximately 16.4% of the outstanding Shares. PVF is the owner of 119,000 Shares, representing approximately 0.4% of the outstanding Shares. SC, on behalf of separate accounts it manages, is the owner of 16,844 Shares, representing a negligible percentage of the outstanding Shares. The percentages used herein are based on the 29,100,000 Shares reported to be issued and outstanding as of February 29, 2008 by the Issuer in its Form 10-Q for the quarterly period ended February 29, 2008, filed with the Securities and Exchange Commission on May 7, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material To Be Filed As Exhibits.

               None

CUSIP No. 74051E102	13D/A	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

Sellers Capital Master Fund, Ltd .

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager

Praetorian Value Fund LLC

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Managing Member

Sellers Capital LLC

By:	/s/ Samuel S. Weiser
Name	Samuel S. Weiser
Title:	Chief Operating Officer